Exhibit 99.1

Sapiens Completes Raising of $60m in Non-Convertible Debenture

June 8, 2020 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced that it has completed the public offering of non-convertible series B debenture and the listing thereof on the Tel-Aviv Stock Exchange, for a sum of approximately $60M bearing an annual interest rate of 3.37%. Both institutional and private investors participated in the offering.

“We are very pleased to have completed the sale of the Series B debentures in Israel,” said Roni Al-Dor, President and CEO of Sapiens. “The issuance of such debentures reinforces the market’s confidence in our ability to utilize the proceeds from this offering properly and to repay this long-term debt in a timely manner.”

Al-Dor added: “The proceeds from these debentures will allow us to repay our existing short-term bank loan of $20M, strengthen our balance sheet and liquidity, provide us with additional working capital to support our development needs, and enable us to pursue additional M&A opportunities.”

Following completion of the transaction, Sapiens will have $120M of available cash on its balance sheet and $120M of non-convertible debenture spread over the next 5.5 years, with the payments scheduled for January 1st , 2021 through January 1st , 2026. Following the transaction, Sapiens has a total net debt of 0 and is profitable and generating positive free cash flow quarter-over-quarter.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com